 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 16, 2017, announcing the Company's financial results for the fourth quarter and full year ended December 31, 2016.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 17, 2017

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV ANNOUNCES FINAL RESULTS 2016

HIGHLIGHTS

•	Year of two contrasting halves: robust fundamentals drove strong market until June but increased vessel supply aggravated seasonal trading patterns until Q4
•	Euronav balance sheet bolstered by sale & leaseback and new financing facility
•	Award for FSO for five-year contract starting Q3 2017
•	Further growth via addition of 2 VLCC resales delivered to fleet in January 2017
•	Long term time charter (7 years) signed for two new 1C ice-class Suezmax vessels to be built
•	2017 outlook will see challenges from the peak of new vessel supply and production cuts but medium term prospects remain encouraging

ANTWERP, Belgium, 16 March 2017 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its audited financial results for the full year to 31 December 2016.

Paddy Rodgers, CEO of Euronav said: "2016 represented a very active year for Euronav during which we delivered a number of accomplishments. Firstly, the award for our FSO project for a further five years starting the third quarter of 2017, subject to successful negotiations and the signing of the final service contracts. Secondly, we took the opportunity to further focus our activities by consolidating our last tanker joint venture arrangements related to one VLCC and four Suezmaxes (of which we now fully own one VLCC and two Suezmax vessels). Thirdly, we continued to grow the Company by acquiring two VLCC resales, financed internally through our balance sheet which in turn was strengthened via a sale & leaseback transaction and the signing of a new finance facility.

Lastly, we secured a long-term charter with Valero Energy Inc. for two Suezmax vessels starting in 2018 which will be served by two Ice-class new buildings ordered during the year.

Freight rates were impacted negatively from June onwards by increased vessel supply, weak tanker owners sentiment and specific factors such as oil supply disruptions affecting the Suezmax segment.

Medium- and longer-term prospects for the tanker market remain constructive, underpinned by a solid recurring demand for crude, structural change in financing likely to constrain future vessel supply growth and a likely acceleration in the retirement of older ships from 2017 onward encouraged by environmental legislation on ballast water treatment and sulfur emissions.

However, 2017 will, in our view, present a number of challenges: OPEC production cuts, concentrated delivery schedule of the order book and anemic owner confidence, which when combined, are all likely to produce a difficult rate environment for the next few quarters.

Euronav retains access to substantial liquidity and maintains a robust balance sheet in order to remain strategically opportunistic and to navigate potential short-term headwinds during periods of increased vessel supply whilst at the same time remaining exposed to any potential upside from an improved rate environment."

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Revenue	146,280	225,644	684,265	846,507
Other operating income	1,463	1,154	6,996	7,426

Voyage expenses and commissions	(16,480)	(15,956)	(59,560)	(71,237)
Vessel operating expenses	(37,361)	(38,812)	(160,199)	(153,718)
Charter hire expenses	(2,920)	(6,438)	(17,713)	(25,849)
General and administrative expenses	(11,418)	(16,122)	(44,051)	(46,251)
Net gain (loss) on disposal of tangible assets	36,576	11,165	50,395	5,300
Net gain (loss) on disposal of investments in equity accounted investees	−	−	(24,150)	−
Depreciation	(59,180)	(54,896)	(227,763)	(210,206)

Net finance expenses	(16,086)	(9,799)	(44,840)	(47,630)
Share of profit (loss) of equity accounted investees	8,938	13,520	40,495	51,592
Result before taxation	49,812	109,461	203,875	355,934

Tax benefit (expense)	475	(4,602)	174	(5,633)
Profit (loss) for the period	50,287	104,859	204,049	350,301

Attributable to: Owners of the company	50,287	104,859	204,049	350,301

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Tankers	41,920	96,697	169,614	317,347
FSO	8,367	8,162	34,435	32,954
Result after taxation	50,287	104,859	204,049	350,301

Information per share:

(in USD per share)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Weighted average number of shares (basic) *	158,166,534	158,628,151	158,262,268	155,872,171
Result after taxation	0.32	0.66	1.29	2.25

* The number of shares issued on 31 December 2016 is 159,208,949.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Profit (loss) for the period	50,287	104,859	204,049	350,301
+ Depreciation	59,180	54,896	227,763	210,206
+ Net finance expenses	16,086	9,799	44,840	47,630
+ Tax expense (benefit)	(475)	4,602	(174)	5,633

EBITDA	125,078	174,156	476,478	613,770

+ Depreciation equity accounted investees	4,776	7,428	23,774	29,314
+ Net finance expenses equity accounted investees	521	966	3,212	5,288
+ Tax expense (benefit) equity accounted investees	99	(184)	215	(184)

Proportionate EBITDA	130,474	182,366	503,679	648,188

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Weighted average number of shares (basic) *	158,166,534	158,628,151	158,262,268	155,872,171
Proportionate EBITDA	0.82	1.15	3.18	4.16

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards).

Procedures of the independent auditor:

The statutory auditor, KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises, represented by Götwin Jackers, has issued an unqualified opinion on the consolidated financial statements and has confirmed that the accounting information included in this annual announcement does not include any material inconsistencies with the consolidated financial statements.

2016 Dividend

A full year gross dividend of USD 0.77 per share has been recommended by management and proposed by the Board of Directors for approval at the AGM on 11 May 2017. This is in line with the Company policy of distributing 80% of net income (excluding exceptional items such as capital gains) as dividend over the course of a full financial year. Taking into account the interim dividend paid as of 30 September 2016, and subject to shareholders' approval, a final dividend of USD 0.22 per share will be paid after the Annual General Meeting of Shareholders.

Highlights 2016

January

On 15 January 2016 Euronav sold the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The capital gain on that sale of USD 13.8 million was recorded at delivery on 9 March 2016.

On 26 January 2016 Euronav took delivery of the second vessel of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: VLCC Alice (2016 - 299,320 dwt).

As reported on 26 January 2016, Euronav bought back 500,000 of its own shares in several transactions from 15 January until 25 January 2016 at an average price of EUR 9.5256 per share.

March

On 24 March 2016 Euronav took delivery of the third vessel of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: VLCC Alex (2016 - 299,445 dwt).

May

On 12 May 2016 the Annual General Meeting of Shareholders approved an additional dividend of USD 0.82 bringing the full gross dividend to USD 1.69 per share as proposed by the Board of Directors.

On 13 May 2016 Euronav took delivery of the fourth and last vessel of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: the VLCC Anne (2016 – 299,533 dwt).

On 20 May 2016 Euronav announced that it had agreed with Bretta Tanker Holdings, Inc. ('Bretta') to terminate its Suezmax joint venture. The joint venture covered four Suezmax vessels: the Captain Michael (2012 – 157,648 dwt), the Maria (2012 – 157,523 dwt), the Eugenie (2010 – 157,672 dwt) and the Devon (2011 – 157,642 dwt). Euronav has assumed full ownership of the two youngest vessels, the Captain Michael and the Maria, and Bretta has assumed full ownership of the Eugenie and the Devon.

June

On 2 June 2016 Euronav announced the formation of a commercial joint venture with Diamond S Management LLC and Frontline Ltd under the name Suezmax Chartering. The aim of the joint venture is to create a single point of contact for cargo owners to access a large fleet of more than 40 modern Suezmax vessels, including newbuildings, operated on the spot market.

As reported on 1 July 2016, Euronav bought back 192,415 of its own shares in transactions on 24 and 27 June 2016 at an average price of EUR 7.9423 per share.

August

On 16 August 2016 Euronav entered into a binding agreement for the acquisition through resale of two VLCCs which are completing construction at Hyundai Heavy Industries for an aggregate purchase price of USD 169 million or USD 84.5 million per unit.

October

On 3 October 2016 Euronav signed two long-term time charter contracts of seven years each starting in 2018 with Valero Energy Inc. for Suezmax vessels with specialized Ice Class 1C capability. In order to fulfil these contracts, Euronav has ordered two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Delivery of these vessels is expected in early 2018 in good time for commencement of the charters.

On 13 October 2016 Euronav agreed with Hyundai Heavy Industries shipyard in South Korea to defer the delivery of the two VLCC ex-yard resale vessels it purchased on 16 August 2016 to the first quarter of 2017. These vessels, previously expected to be delivered between October and November 2016, were delivered in January 2017.

On 27 October 2016 the VLCC KHK Vision (2007 – 305,749 dwt), which was time chartered in, was redelivered to its owner.

November

On 1 November 2016 Euronav agreed to purchase the VLCC V.K. Eddie (2005 – 305,261 dwt) from its 50% joint venture Seven Seas Shipping Ltd at a price of USD 39 million. Euronav received full control of the Daewoo-built vessel on 23 November 2016.

December

On 16 December 2016 Euronav signed a new USD 410 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the USD 500 million senior secured credit facility dated 25 March 2014 and will mature on 31 January 2023 carrying a rate of LIBOR plus a margin of 2.25%.

On 22 December 2016 together with joint venture partner International Seaways, Inc. ("INSW"), Euronav was awarded a five-year contract for the service of its two FSO units. The existing contracts will remain in force until expiry in the third quarter of 2017. If negotiations and documentation are successfully concluded, the new contracts are expected to generate revenues for the joint venture in excess of USD 360 million over their full duration, excluding reimbursement for agreed operating expenses. The signing of final services contracts remains subject to an agreement on substantive business terms and no assurance can be given that such agreement will be reached.

On 22 December 2016 Euronav also entered into a five-year sale and leaseback agreement for four VLCC vessels with investment vehicles advised by Wafra Capital Partners Inc., a private equity partnership. The four VLCCs are the Nautilus (2006 - 307,284 dwt), Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and Nucleus (2007 - 307,284 dwt). The terms of the transaction include an aggregate sales price of USD 186 million, resulting in a capital gain of USD 36.5 million. The leaseback transaction is accounted for as an operating lease under IFRS and includes certain contingent elements linked to the fair market value of the vessels during and at the expiry of the charter period. As per our return to shareholders' policy, this capital gain will not be eligible for dividend distribution. After repayment of the existing debt, the transaction generated in excess of USD 100 million free cash. Euronav has leased back the four vessels, which were built by Dalian Shipbuilding Industry Co., Ltd, under a five-year bareboat contract at an average rate of USD 22,000 per day per vessel and at the expiry of each contract the vessels will be redelivered to their new owners.

Events occurred after the end of the financial year ending 31 December 2016

On 10 January 2017 the naming ceremony for the two VLCC resales, the Ardeche (2017 – 298,642 dwt) and the Aquitaine (2017 – 298,767 dwt) took place at the Hyundai Samho yard in Mokpo, South Korea. Euronav took delivery of these on 12 January and on 20 January 2017 respectively.

On 30 January 2017 the Group signed a loan agreement with DnB Bank for an amount of USD 110.0 million facility with the purpose of financing the two VLCCs, as mentioned above, as a resale of contract.

Financial calendar 2017

Tuesday 4 April 2017 (or before)
Annual report 2016 available on website

Wednesday 26 April 2017
Announcement of first quarter results 2017

Thursday 11 May 2017
Annual General Meeting of Shareholders 2017

Thursday 10 August 2017
Announcement of final half year results 2017

Thursday 17 August 2017
Half year report 2017 available on website

Tuesday 31 October 2017
Announcement of third quarter results 2017

Thursday 25 January 2018
Announcement of fourth quarter results 2017

The Board of Directors, represented by Carl Steen, its Chairman, and the Executive Committee, represented by Paddy Rodgers, Chief Executive Officer, and Hugo De Stoop, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the financial statements as of 31 December 2016 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Board of Directors:

Paddy Rodgers	Carl Steen
Chief Executive Officer	Chairman of the Board of Director

*
*  *

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Annual report available on the website on or before Tuesday 4 April 2017

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being 1 V-Plus vessel, 31 VLCCs, 19 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Please visit our new website on www.euronav.com.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Consolidated statement of financial position
(in thousands of USD)

	December 31, 2016	December 31, 2015
ASSETS

Non-current assets
Vessels	2,383,163	2,288,036
Assets under construction	86,136	93,890
Other tangible assets	777	1,048
Prepayments	−	2
Intangible assets	156	238
Receivables	183,914	259,908
Investments in equity accounted investees	18,413	21,637
Deferred tax assets	964	935

Total non-current assets	2,673,523	2,665,694

Current assets
Trade and other receivables	166,342	219,080
Current tax assets	357	114
Cash and cash equivalents	206,689	131,663
Non-current assets held for sale	−	24,195

Total current assets	373,388	375,052

TOTAL ASSETS	3,046,911	3,040,746

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	120	(50)
Treasury shares	(16,102)	(12,283)
Retained earnings	515,665	529,809

Equity attributable to owners of the Company	1,887,956	1,905,749

Non-current liabilities
Bank loans	966,443	952,426
Other payables	533	590
Employee benefits	2,846	2,038
Provisions	38	436

Total non-current liabilities	969,860	955,490

Current liabilities
Trade and other payables	69,859	79,078
Current tax liabilities	−	1
Bank loans	119,119	100,022
Provisions	117	406

Total current liabilities	189,095	179,507

TOTAL EQUITY and LIABILITIES	3,046,911	3,040,746

Consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015
Shipping income
Revenue	684,265	846,507
Gains on disposal of vessels/other tangible assets	50,397	13,302
Other operating income	6,996	7,426
Total shipping income	741,658	867,235

Operating expenses
Voyage expenses and commissions	(59,560)	(71,237)
Vessel operating expenses	(160,199)	(153,718)
Charter hire expenses	(17,713)	(25,849)
Loss on disposal of vessels/other tangible assets	(2)	(8,002)
Loss on disposal of investments in equity accounted investees	(24,150)	−
Depreciation tangible assets	(227,664)	(210,156)
Depreciation intangible assets	(99)	(50)
General and administrative expenses	(44,051)	(46,251)
Total operating expenses	(533,438)	(515,263)

RESULT FROM OPERATING ACTIVITIES	208,220	351,972

Finance income	6,855	3,312
Finance expenses	(51,695)	(50,942)
Net finance expenses	(44,840)	(47,630)

Share of profit(loss) of equity accounted investees (net of income tax)	40,495	51,592

PROFIT (LOSS) BEFORE INCOME TAX	203,875	355,934

Income tax benefit (expense)	174	(5,633)

PROFIT (LOSS) FOR THE PERIOD	204,049	350,301

Attributable to:
Owners of the company	204,049	350,301

Basic earnings per share	1.29	2.25
Diluted earnings per share	1.29	2.22

Weighted average number of shares (basic)	158,262,268	155,872,171
Weighted average number of shares (diluted)	158,429,057	157,529,562

Consolidated statement of comprehensive income
(in thousands of USD)

	2016	2015
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015

Profit/(loss) for the period	204,049	350,301

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(646)	(44)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	170	(429)
Equity-accounted investees - share of other comprehensive income	1,224	1,610

Other comprehensive income, net of tax	748	1,136

Total comprehensive income for the period	204,797	351,437

Attributable to:
Owners of the company	204,797	351,437

Consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2015	142,441	941,770	379	−	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	−	−	−	−	−	350,301	350,301	−	350,301
Total other comprehensive income	−	−	(429)	−	−	1,565	1,136	−	1,136
Total comprehensive income	−	−	(429)	−	−	351,866	351,437	−	351,437

Transactions with owners of the company
Issue of ordinary shares	20,324	208,738	−	−	−	(19,357)	209,705	−	209,705
Conversion perpetual convertible preferred equity	10,281	64,719	−	−	−	−	75,000	(75,000)	−
Dividends to equity holders	−	−	−	−	−	(138,001)	(138,001)	−	(138,001)
Treasury shares sold	−	−	−	−	33,779	(25,516)	8,263	−	8,263
Equity-settled share-based payment	−	−	−	−	−	1,637	1,637	−	1,637
Total transactions with owners	30,605	273,457	−	−	33,779	(181,237)	156,604	(75,000)	81,604

Balance at December 31, 2015	173,046	1,215,227	(50)	−	(12,283)	529,809	1,905,749	−	1,905,749

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	−	(12,283)	529,809	1,905,749	−	1,905,749

Profit (loss) for the period	−	−	−	−	−	204,049	204,049	−	204,049
Total other comprehensive income	−	−	170	−	−	578	748	−	748
Total comprehensive income	−	−	170	−	−	204,627	204,797	−	204,797

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(216,838)	(216,838)	−	(216,838)
Treasury shares acquired	−	−	−	−	(6,889)	−	(6,889)	−	(6,889)
Treasury shares sold	−	−	−	−	3,070	(2,339)	731	−	731
Equity-settled share-based payment	−	−	−	−	−	406	406	−	406
Total transactions with owners	−	−	−	−	(3,819)	(218,771)	(222,590)	−	(222,590)

Balance at December 31, 2016	173,046	1,215,227	120	−	(16,102)	515,665	1,887,956	−	1,887,956

Consolidated statement of cash flows
(in thousands of USD)

	2016	2015
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015
Cash flows from operating activities
Profit (loss) for the period	204,049	350,301

Adjustments for:	205,457	208,305
Depreciation of tangible assets	227,664	210,156
Depreciation of intangible assets	99	50
Loss (gain) on disposal of investments in equity accounted investees	24,150	−
Provisions	(603)	91
Tax (benefits)/expenses	(174)	5,633
Share of profit of equity-accounted investees, net of tax	(40,495)	(51,592)
Net finance expense	44,839	47,630
(Gain)/loss on disposal of assets	(50,395)	(5,300)
Equity-settled share-based payment transactions	406	1,637
Amortization of deferred capital gain	(34)	−

Changes in working capital requirements	38,487	(57,692)
Change in cash guarantees	107	1
Change in trade receivables	(755)	12,330
Change in accrued income	21,049	(13,175)
Change in deferred charges	239	11,090
Change in other receivables	35,905	(34,654)
Change in trade payables	(6,817)	1,190
Change in accrued payroll	(138)	255
Change in accrued expenses	(7,547)	(1,649)
Change in deferred income	(3,591)	6,612
Change in other payables	(226)	(39,800)
Change in provisions for employee benefits	261	108

Income taxes paid during the period	(100)	(109)
Interest paid	(33,378)	(50,810)
Interest received	209	262
Dividends received from equity-accounted investees	23,478	275

Net cash from (used in) operating activities	438,202	450,532

Acquisition of vessels	(342,502)	(351,596)
Proceeds from the sale of vessels	223,016	112,890
Acquisition of other tangible assets and prepayments	(178)	(8,289)
Acquisition of intangible assets	(18)	(258)
Proceeds from the sale of other (in)tangible assets	38	95
Loans from (to) related parties	22,047	39,785
Proceeds from capital decreases in joint ventures	3,737	1,500
Acquisition of subsidiaries, net of cash acquired	(6,755)	−

Net cash from (used in) investing activities	(100,615)	(205,873)

Proceeds from issue of share capital	−	229,063
Transaction costs related to issue of share capital	−	(19,357)
(Purchase of) Proceeds from sale of treasury shares	(6,157)	8,263
Proceeds from new borrowings	740,286	931,270
Repayment of borrowings	(774,015)	(1,367,871)
Transaction costs related to issue of loans and borrowings	(4,436)	(8,680)
Dividends paid	(216,838)	(138,003)

Net cash from (used in) financing activities	(261,160)	(365,315)

Net increase (decrease) in cash and cash equivalents	76,427	(120,656)

Net cash and cash equivalents at the beginning of the period	131,663	254,086
Effect of changes in exchange rates	(1,401)	(1,767)

Net cash and cash equivalents at the end of the period	206,689	131,663